Exhibit 3.261

ARTICLES OF INCORPORATION

OF

BURLINGTON COAT REALTY OF POTOMAC, INC.

1. The corporate name for the corporation (hereinafter called the “corporation”) is BURLINGTON COAT REALTY OF POTOMAC, INC.

2. The number of shares which the corporation is authorized to issue is one thousand, all of which are of a par value of one dollar each and are of the same class and are to be Common shares.

3. The post office address with street and number, if any, of the initial registered office of the corporation in the Commonwealth of Virginia is 200 West Grace Street, Richmond, Virginia 23220. The county or city in the Commonwealth of Virginia in which the said registered office of the corporation is located is the City of Richmond.

The name of the initial registered agent of the corporation at the said registered office is Calvin F. Major. The said initial registered agent meets the requirements of Section 13.1-634 of the Virginia Stock Corporation Act, inasmuch as he is a resident of the Commonwealth of Virginia and a member of the Virginia State Bar. The business office of the said registered agent of the corporation is identical with the said registered office of the corporation.

4. The purposes for which the corporation is organized, are the transaction of any or all lawful business for which corporations may be incorporated under the provisions of the Virginia Stock Corporation Act, other than the special kinds of business enumerated in Section 13.1-620 of the Virginia Stock Corporation Act.

5. The name and the address of the individuals who are to serve as the initial directors of the corporation are:

NAME	ADDRESS
Monroe Milstein	1830 Route 130 Burlington, New Jersey 08016

Henrietta Milstein	1830 Route 130 Burlington, New Jersey 08016

Andrew Milstein	1830 Route 130 Burlington, New Jersey 08016

6. Regarding the management of the business and the regulation of the affairs of the corporation, and for defining, limiting, and regulating the powers of the corporation, its directors, and shareholders, it is further provided:

1. Whenever any provision of the Virginia Stock Corporation Act shall otherwise require for the approval of any specified corporate action the authorization of more than two-thirds of the votes entitled to be cast by any voting group, any such corporate action shall be approved by the authorization of at least a majority of the votes. entitled to be cast by said voting group. The term “voting group” as used herein shall have the meaning ascribed to it by Section 13.1-603 of the Virginia Stock Corporation Act.

2. The corporation shall, to the fullest extent permitted by the provisions of the Virginia Stock Corporation Act, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said provisions and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

7. The duration of the corporation shall be perpetual.

September 8, 1993.

/s/ Athena Amaxas
Athena Amaxas, Incorporator

2